FORM 4/A

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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(Print or Type Responses)

1. Name and Address of Reporting Person* Fraser Jeffery S.	2. Issuer Name and Ticker or Trading Symbol NIC Inc (EGOV)	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
X	Director	X	10% Owner
X	Officer (give title below)	Other (specify below)
President and Chief Executive Officer
(Last) (First) (Middle) c/o NIC Inc. 12 Corporate Woods 10975 Benson Street, Suite 390	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)	4. Statement for Month/Day/Year 08-28-02	7. Individual or Joint/Group Filing (Check Applicable Line)
5. If Amendment, Date of Original (Month/Day/Year) 08-28-02	X	Form filed by One Reporting Person
(Street) Overland Park Kansas 66210	Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Trans- action Code (Instr.8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)	5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner- ship (Instr. 4)
Code	V	Amount	(A) or (D)	Price
Common Stock	21,074,192	I	(1)
Common Stock	08-06-01	J(6)	15,691	A	N/A	6,100,117	I	(2)
Common Stock	08/06/01	J(6)	802	A	N/A	312,068	I	(3)
Common Stock	150,000	I	(5)
Common Stock	08/06/02	P	2,000	A	$1.71
Common Stock	08/07/02	P	13,500	A	$1.69

See Attached Schedule

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*
If the form is filed by more than one reporting person, see Instruction 4(b)(v).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(Over) SEC 1474 (9-02)

Name of Reporting Person:     Jeffery S. Fraser

Issuer Name and Ticker or Trading Symbol:     NIC (EGOV)

Statement for Month/Year:     August 2002

FORM 4/A (continued) Jeffery S. Fraser	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Trans- action Code (Instr.8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner- ship (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	08/07/02		P		50,000	A	$1.70
Common Stock	08/09/02		P		5,000	A	$1.70
Common Stock	08/12/02		P		10,000	A	$1.70
Common Stock	08/13/02		P		19,500	A	$1.6479
Common Stock	08/28/02		P		50,000	A	$1.72

FORM 4/A (continued) Jeffery S. Fraser	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr.8)		5. Number of Deriv- ative Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4 and 5)		6. Date Exer- cisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of deriv- ative Secur- ities Bene- ficially Owned Follow- ing Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Deri- vative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
				Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
(4)

Explanation of Responses:

(1)  These shares are held directly by the National Information Consortium Voting Trust, which holds in the aggregate 27,469,884 shares, and indirectly by Mr. Fraser as one of the trustees of the trust.  Mr. Fraser is the President, Chief Executive Officer, a director and a 10% owner of the issuer.
(2)  These shares are held directly by the National Information Consortium Voting Trust, for which Mr. Fraser acts as one of the trustees, for his benefit as a direct beneficiary of the trust.
(3)  These shares are held directly by the National Information Consortium Voting Trust, for which Mr. Fraser acts as one of the trustees, for the direct benefit of the
Crimson Tide Charitable Remainder Unitrust, of which Mr. Fraser acts as trustee.
(4)  The Form 4 originally filed by Mr. Fraser incorrectly reported the grant of an option.
(5)  These shares are held directly by the Fraser Family Trust, and indirectly by Mr. Fraser as one of the trustees of the trust.
(6)  During 2001, the National Information Voting Trust repurchased units of the trust which beneficially owned 70,686 shares of the issuer.  The repurchased units (and beneficial ownership of the underlying shares of the issuer) were distributed pro rata among the remaining beneficial owners of the trust.

		/s/ Jeffery S. Fraser	March 7, 2003

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations.	**Signature of Reporting Person	Date
See18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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